UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2004

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes __ No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: January 13, 2004
	By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K:
EXHIBIT A:
Press Release dated January 13, 2004 - SUPERIOR COURT AND SECURITIES
REGULATORS GRANT ORDERS REQUIRED TO PERMIT PREVIOUSLY ANNOUNCED
SALE CINAR CORPORATION

TO:	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	January 13, 2004

RE:	For immediate release

SUPERIOR COURT AND SECURITIES REGULATORS GRANT ORDERS REQUIRED TO PERMIT PREVIOUSLY ANNOUNCED SALE OF CINAR CORPORATION

Montreal (Quebec) Canada -CINAR Corporation (CINAR) today announced that the Commission des valeurs mobilières du Québec (CVMQ) and the other Canadian securities regulatory authorities that had previously issued cease trade orders against the securities of CINAR have partially lifted the various cease-trade orders in order to permit the previously announced arrangement transaction to proceed. The arrangement provides for the acquisition of all the outstanding shares of CINAR by an investor group led by Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners.

In addition, the Superior Court of Quebec issued the Interim Order sanctioning the procedural steps to be taken by the Company to implement the arrangement including the shareholders’ meeting to approve the arrangement. The date of the special meeting of shareholders has now been confirmed for February 17, 2004.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Information:

Nathalie Bourque (514) 843-2309